UNITED STATES
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              STRATA OIL & GAS INC.
                                (Name of Issuer)

                      Shares of Common Stock, No Par Value
                         (Title of Class of Securities)

                                    86270C105
                                 (CUSIP Number)

                            Pacific World Enterprises
                               12691 Mitchell Road
                         Richmond, B.C., Canada, V6V 1M7
                                Attn: Paul Uppal
                                 (212) 274-8101
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 22, 2005
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 86270C105
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
I.R.S.  Identification  Nos. of above  persons  (entities  only).
Pacific World Enterprises
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See  Instructions)
                (a) [__] (b) [__]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------


4.  Source of Funds (See Instructions) Internally generated funds.
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization: British Columbia, Canada
--------------------------------------------------------------------------------

Number of
Shares Beneficially                 7.      Sole Voting Power:         -0-
Owned                               8.      Shared Voting Power:       -0-
By Each                             9.       Sole Dispositive Power:   -0-
Reporting                           10.     Shared Dispositive Power:  -0-
Person

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
None
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------


13. Percent of Class Represented by Amount in Row (11) None
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

This Amendment No. 1 (this "Amendment")  amends and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission by Pacific World Enterprises (the "Reporting Person") with respect to Strata Oil & Gas Inc. (the "Issuer") on September 22, 2005 (the "Schedule 13D"). Only those Items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the
Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented by adding the following at the end of such item:

On December 22, 2005, the Issuer paid to the Reporting Person all outstanding amounts owed under the Secured Promissory Note. Accordingly, pursuant to the Pledge Agreement and the Escrow Agreement, on December 29, 2005, Singleton Urquhart LLP, the escrow agent holding the Pledged Shares pursuant to the Escrow Agreement, released the Pledged Shares, which thereafter were transferred by the Reporting Person to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

(a) The Reporting Person owns no shares (0%) of the issued and outstanding common stock of the Issuer.

(b) Not applicable.

(c) Except for the disposition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end of such item:

Pursuant to the Pledge Agreement and the Escrow Agreement, on December 29, 2005 the Pledged Shares were transferred by the Reporting Person to the Issuer because all outstanding amounts owed by the Issuer under the Secured Promissory Note were paid on such date.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 2, 2005

                            PACIFIC WORLD ENTERPRISES


                            By: /s/ Paul Uppal
                            Name:    Paul Uppal
                            Title:   President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).